                                                                    Exhibit 99.1

[GRAPHIC WITH "ALWAYS AHEAD"]

                            1st Quarter Report 2003

[BESI LOGO]

Letter to Shareholders

     Dear Shareholders,

     We are pleased to report Besi's 2003 first quarter results.

     We improved net sales and operating results in the first quarter of 2003 as compared to the first quarter of 2002, reflecting increased customer demand and the benefits of our substantial restructuring efforts in 2001 and 2002. However, as expected, our net sales for the first quarter of 2003 declined by 23.9%, bookings declined by 33.5% and our backlog declined by 10.1% as compared to the fourth quarter of 2002. Given the overall activity levels and current visibility, we intend to implement further organizational cost reductions, while maintaining intact tooling capacities, customer service and development capabilities in order to preserve leadership positions in our markets.

     RESULTS OF OPERATIONS

     In summary, our results met our expectations for the first quarter of 2003. As expected, we improved our sales and net loss in comparison with the first quarter of 2002. Our net sales for the first quarter of 2003 were E20.7 million and increased by 42.8% as compared to net sales of E14.5 million in the first quarter of 2002. Our net loss for the first quarter of 2003 was E3.0 million, or E0.10 per share, versus a net loss of E4.1 million, or E0.13 per share, for the first quarter of 2002.

     Gross margin for the first quarter of 2003 was 30.0% as compared to 23.6% in the first quarter of 2002. The increase was due to higher net sales in the current period and the effect of restructuring efforts undertaken in prior periods. Gross margin for the first quarter of 2003 declined from 39.0% in the fourth quarter of 2002 due to a significant decrease in net sales and a higher proportion of molding systems sales in our product mix this quarter.

     Our operating loss amounted to E4.5 million in the first quarter of 2003 as compared to an operating loss of E6.6 million in the first quarter of 2002 and a comparable operating loss of E0.4 million in the fourth quarter of 2002. The operating loss improvement as compared to the year-ago quarter was due to increased net sales and gross margins, partly offset by increased research and development spending. The investment in research and development spending was mainly for the new AMS-I molding system, as well as spending for new trim and form systems. Selling, general and administrative expenses were E6.5 million in the first quarter of 2003 compared to E6.3 million in the first quarter of 2002 and E6.6 million in the fourth quarter of 2002.

     BOOKINGS AND BACKLOG

     Our backlog decreased by 10.1% from E42.5 million at December 31, 2002 to E38.2 million at March 31, 2003. Bookings in the first quarter of 2003 increased by 2.5% to E16.5 million as compared to the first quarter of 2002 but decreased by 33.5% as compared to the fourth quarter of 2002. The book-to-bill ratio for the first quarter was 0.80 compared to 0.91 in the fourth quarter of 2002 and
1.11 in the comparable year-ago quarter.

                              PRODUCT DEVELOPMENT

     Research and development expenses were Euro 3.6 million in the first quarter of 2003, compared to Euro 3.1 million in the first quarter of 2002 and Euro 3.7 million in the fourth quarter of 2002. The development program of the Advanced Back-end Cluster ("ABC") equipment is on schedule. The first ABC system is under final customer acceptance. In addition, a customer demonstration line, including Die and Wire bonding, is currently set up in our facility to help aid the sales process. Two customers have approved the first AMS-I production systems and quotation activity for other customers is increasing. We believe that the strong interest shown in this product results from its advanced process control capability, superior output and low cost of ownership versus competitive systems. Further, the first TFM compact system is expected to be shipped in the second quarter for customer evaluation. Finally, we commercially introduced a singulation system using laser technology for ultra thin substrate packaging applications this past quarter. We have already received letters of intent for an evaluation system from two customers.

                              FINANCIAL CONDITION

     We continue to maintain significant cash balances and a solid liquidity position. At March 31, 2003, cash totaled Euro 115.6 million and declined slightly as compared to Euro 119.9 million at December 31, 2002. Although we recorded a net loss in the first quarter of 2003, we experienced positive cash flow from operations of Euro 1.4 million. The decrease in cash during the quarter was mainly due to Euro 3.3 million in capital expenditures primarily relating to the construction of an 80,000 square foot facility in Duiven, the Netherlands and a new plant in China for tooling manufacturing. We expect spending for the Duiven plant to be completed by the fourth quarter of 2003 and to commence operations partly in the fourth quarter of this year and partly in the first quarter of 2004. The Chinese plant has been completed and operation has started. Furthermore, we spent Euro 0.3 million on repurchases of our ordinary shares and Euro 1.5 million for other financing activities, such as repayment of long term debt during the quarter.

     We believe that our financial condition is an important asset as we prepare for the next industry upturn and actively continue looking for acquisition candidates. Shareholders' equity at March 31, 2003 stood at Euro
196.2 million, or 81.6% of total assets.

                                     OTHER

     Appointment as Executive Member of the Management Board. Effective March 27, 2003, Mr. Teun Wartenbergh was appointed as executive member of the Management Board. Mr. Wartenbergh joined Besi on May 1, 2001 in the position of Chief Operating Officer.

     Stock Repurchase Program. On June 17, 2002, we announced our intention to repurchase up to 1,000,000 of our ordinary shares from time to time in the open market. To date, we have repurchased all 1,000,000 ordinary shares authorized under this repurchase program at an average price of Euro 5.22 per share.

We currently have 30,674,660 ordinary shares outstanding.

                                    OUTLOOK

     As evidenced in our first quarter results we continue to experience uneven trends in our sequential quarterly operating results. We do not see any evidence of a consistent, broad based industry recovery yet.

     On a positive note, we have seen in the past few weeks increased quotation requests from our key customers which indicate that their capacity utilization rates are expected to reach levels whereby new systems are needed.

     We look forward to sharing our progress with you in the near future.

/s/ Richard W. Blickman

Board of Management
Richard W. Blickman
President and CEO

April 23, 2003

                               CAUTION CONCERNING
                                FORWARD LOOKING
                                   STATEMENTS

     This letter to shareholders contains forward-looking statements, which are found in various places throughout this letter to shareholders, including statements relating to expectations of future revenues, expenses and operating results. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2002, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with a substantial foreign customer and supplier base and substantial foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaims any such obligations to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

Consolidated Statements of Operations



(Euro in thousands except per share and per share data)

                                                     Three Months        Three Months
                                                  Ended March 31,     Ended March 31,
                                                             2002                2003


Net sales                                                  14,452              20,720
Cost of sales                                              11,042              14,499

GROSS PROFIT                                                3,410               6,221

Selling, general and administrative expenses                6,275               6,500
Research and development expenses                           3,056               3,635
Amortization of intangible assets                             656                 635

TOTAL OPERATING EXPENSES                                    9,987              10,770

OPERATING LOSS                                             (6,577)             (4,549)
Interest income, net                                          939                 779

LOSS BEFORE TAXES AND MINORITY INTEREST                    (5,638)             (3,770)
Income tax benefit                                         (1,577)               (754)

LOSS BEFORE MINORITY INTEREST                              (4,061)             (3,016)
Minority interest                                              --                   5

NET LOSS                                                   (4,061)             (3,011)

Loss per share - basic and diluted                          (0.13)              (0.10)

Number of shares - basic                               31,794,675          30,871,802
Number of shares - diluted                             31,794,675          30,871,802






The financial information has been prepared in accordance with US GAAP.

Consolidated Balance Sheets
-------------------------------------------------------------------------------


(Euro in thousands)

                                             December 31,             March 31,
                                                     2002                  2003
ASSETS

Cash and cash equivalents                    119,866                  115,566
Accounts receivable                           28,238                   23,816
Inventories                                   33,424                   34,738
Other current assets                           7,687                    9,732

TOTAL CURRENT ASSETS                         189,215                  183,852

Property, plant and equipment                 23,103                   25,360
Goodwill                                      14,690                   14,211
Patents and trademarks                        17,036                   16,223
Other non-current assets                         954                      890

TOTAL ASSETS                                 244,998                  240,536

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt
   and capital leases                          1,228                      908
Accounts payable                              13,103                   14,165
Accrued liabilities                           17,272                   16,648

TOTAL CURRENT LIABILITIES                     31,603                   31,721

Long-term debt and capital leases              7,812                    7,605
Deferred gain on sale and lease back           1,012                      990
Deferred tax liabilities                       4,039                    3,945

TOTAL NON-CURRENT LIABILITIES                12,863                    12,540

MINORITY INTEREST                                44                        37

TOTAL SHAREHOLDERS' EQUITY                   200,488                  196,238

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   244,998                  240,536



The financial information has been prepared in accordance with US GAAP.

CONSOLIDATED CASH FLOW STATEMENTS

(Euro in thousands)

                                                           Three Months          Three Months
                                                        Ended March 31,       Ended March 31,
                                                                   2002                  2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                        (4,061)               (3,011)

Depreciation and amortization                                    1,703                 1,480
Deferred income taxes (benefits)                                   (99)                 (130)
Other non-cash items                                                31                   655

Changes in working capital                                         233                 2,360

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES             (2,193)                1,354

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                              (628)               (3,268)
Proceeds from sale of equipment                                     37                    25
Acquisition of subsidiaries, net of cash acquired              (10,496)                    -

NET CASH USED IN INVESTING ACTIVITIES                          (11,087)               (3,243)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on debt and capital leases                               (590)                 (527)
Net proceeds from (payments of) advances
    from customers                                                 625                  (964)
Proceeds from bank line of credit                                  323                     -
Purchase of own shares                                               -                  (347)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                358                (1,838)

Net decrease in cash and cash equivalents                      (12,922)               (3,727)
Effect of changes in exchange rates on cash
    and cash equivalents                                            92                  (573)
Cash and cash equivalents at beginning of the quarter          141,506               119,866

CASH AND CASH EQUIVALENTS AT END OF THE QUARTER                128,676               115,566



The financial information has been prepared in accordance with US GAAP.